Exhibit 99.2

LEASE AMENDING AGREEMENT

THIS AGREEMENT is dated the 22nd day of October 2019.

BETWEEN:

BELLEVILLE COMPLEX INC.
(the Landlord)
OF THE FIRST PART
- and -
HEXO OPERATIONS INC.
(the Tenant)
OF THE SECOND PART

WHEREAS:

A. By a lease dated October 30, 2018 (the “Lease”), the Landlord leased to the Tenant for and during the initial term of 20 years, certain premises comprising approx. 579,000 square feet located on the ground floor and mezzanine (the “Premises”) at 500 College Street, Belleville, ON (the “Building”) as more particularly described in the Lease;

B. The Landlord and the Tenant have agreed to amend certain provisions of the Lease and to add additional premises at the Building to the Lease in accordance with the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of Two Dollars ($2.00) now paid by each of the parties to the other (the receipt and sufficiency whereof is hereby acknowledged), and other mutual covenants and agreements, the parties do hereby agree as follows:

1.	The foregoing recitals are true in substance and in fact.

2.	Effective as of June 1, 2019, the Lease shall be and is hereby amended as follows:

a.

Section 1.1.1 and the definition of “Leased Premises” in Section 1.2.14 shall be revised to reflect (i) the addition of 183,600 square feet of leasable area on the ground floor of the Building in the location shown on green on Schedule “A” hereto (the “Additional Premises 1”) and (ii) the addition of the contiguous space located between the Premises and Additional Premises 1, measuring approximately 150,000 square feet of leasable area, on the ground floor of the Building in the location shown in orange on Schedule “B” hereto (the “Additional Premises 2” and, collectively with the Additional Premises 1”, the “Additional Premises”) on an “as is, where is” basis, without any Landlord’s work or inducements whatsoever, save and except as set out in Section 2 paragraph d. of this Agreement, and at the same Minimum Rent as provided in Section 1.15 of the Lease and for a Term as set out in Section 1.13 of the Lease. For more clarity and notwithstanding the Landlord’s express consent to the Sublease and the Sublease Term (as hereinafter defined in paragraph h.), the Additional Premises 1 shall be leased by the Tenant for the entirety of the Term regardless of the term set out in the Sublease or the exercise, by the Subtenant, of its right to renew the Sublease.

b.

Section 1.1.3 and the definition of “Term” shall be revised to reduce the term of the Lease to a period of fifteen (15) years, commencing on the Possession Date (the “Commencement Date”) and terminating on October 6th, 2033 (the “Expiration Date”) (hereinafter the “Term”).

For clarity, the Term shall remain subject to the Tenant’s Option to Renew described in Section 1.1.13 I) of the Lease, as amended in Section 2 paragraph e. herein.

c.	Section 1.1.4 shall be revised to expressly permit research and development, production, processing, packaging, storing and distributing cannabis infused beverages in accordance with applicable laws;

d.

Section 1.1.5 and the definition of “Minimum Rent” shall be revised whereby (1) the annual Minimum Rent payable by the Tenant shall be increased to include Minimum Rent payable on the Additional Premises, on the same terms and at the same Minimum Rent otherwise contemplated by Section 1.1.5, (2) notwithstanding anything to the contrary, the Tenant shall not have to pay any Minimum Rent on the leasable area of the Additional Premises 2, for the period commencing on January 1st, 2020 and terminating on December 31st, 2020 and (3) notwithstanding anything to the contrary, the Tenant shall not have to pay any Minimum Rent on the leasable area corresponding to the difference between (i) the leasable area of the Additional Premises 2 and (ii) 100,000 square feet, for the period commencing on January 1st, 2021 and terminating on December 31st, 2021;

e.

Section 1.1.13(I) shall be revised to clarify that the Tenant may, at its sole discretion, exercise its rights to renew the Lease in respect of either: (1) the whole of the Leased Premises (including the Additional Premises 1), or (2) only with respect to the initial Leased Premises (excluding the Additional Premises 1, but including the Additional Premises 2) and, subject to the foregoing, the definition of “renewal Option” shall be revised to provide the Tenant with the right to renew the Lease with respect to the Leased Premises for three (3) additional terms of five (5) years”) (the “Renewal Period” or each a “Renewal Period”);

f.

Section 6.4 shall be revised to clarify that repairs and replacements of structural elements which the Landlord is responsible for are not included in Operating Costs and are not recoverable from the Tenant;

g.

Section 7.2 is revised to expressly permit the Subtenant (as hereinafter defined) to complete all improvements to the Subleased Premises (as hereinafter defined) necessary for it to carry out the Permitted Use, provided the Subtenant has delivered copies of all plans and specifications to the Landlord and completes the improvements in accordance with such plans and specifications (the “Subtenant’s Work”), provided that, notwithstanding any provisions to the contrary in the Lease, the waiver agreement dated October 22, 2019 or any other agreement, at the end of the Sublease Term, all changes, decorations, alterations, additions and improvements made or installed upon or to the building systems of (i) the Property and (ii) the Additional Premises 1 which in any manner are attached in, to or under the floors, walls or ceilings, including, without limitation, any component of any heating, drainage, ventilating, air-conditioning, sprinkler, plumbing or electrical equipment or systems installed within or servicing the Additional Premises 1 (but excluding any equipment or system mostly required or used for the operation of the business of the Subtenant), all lighting installations including, without limitation, all spot lights, underground tanks and tracks and all floor finishes of whatever nature placed upon the concrete floor of the Additional Premises 1, all doors and/or partitions, shall become Landlord’s property at the time they are installed, and will be surrendered to Landlord at the expiry of the Sublease Term or sooner termination of the Sublease without any compensation or indemnity payable to Subtenant whatsoever.

However, as agreed between Landlord and Subtenant, without any liability on the part of the Tenant, if requested in writing by Landlord within four (4) weeks of the date of mutual execution of this Agreement, Subtenant will, at its sole cost within thirty (30) days of such request (or such longer period as may be reasonably required, provided that the Subtenant has commenced and is diligently pursuing same): (1) remove any changes, alterations, additions or improvements to the electrical systems affecting the Building other than the Subleased Premises made by or on behalf of the Subtenant, and repair any damage caused by the original installation or removal of the foregoing; and (2) complete any work necessary to bring the Subtenant’s Work in compliance with applicable laws, failing which Landlord may with regard to any of the foregoing identified in writing within the time period set out above, do so at Subtenant’s expense, without any liability on the part of the Tenant.

h.

Section 7.4 is revised to delete the words “...but shall remove its own possessions, furnishings and equipment” in the last sentence of the first paragraph and to replace them with the following words: “...but shall remove its own possessions, furnishings, equipment and trade fixtures”;

i.

Section 14.10 shall be revised to expressly permit the Tenant to sublease the Additional Premises 1 to Truss Limited Partnership (the “Subtenant”) for an initial period of five (5) years commencing June 1, 2019 (the “Sublease Term”) on the same terms and conditions, including Minimum Rent as set out in the current Lease (the “Sublease”). Provided that, notwithstanding anything else set out herein to the contrary, the Sublease term (including any extensions) shall always expire and terminate no later than one (1) day prior to the expiry date of the Lease (including any extensions). For greater certainty, the Sublease shall be deemed to be a Permitted Transfer under the Lease;

j.

Section 1.1.7 shall be revised to provide that Operating Costs and Real Estate Taxes payable by the Tenant shall be allocated to the Leased Premises (including the Additional Premises) on a proportionate basis and the Tenant’s pro rata share shall be based on a fraction; the numerator which is the area of the Leased Premises and denominator which is the total area of the Building calculated in accordance with the BOMA-1996 standards as set out in set out in Section 1.1.1 of the Lease.

For clarity and notwithstanding the allocation of the payment of the Operating Costs and Real Estate Taxes on a pro-rata basis, where the Landlord determines, acting reasonably, but in its sole discretion, that any item of Operating Costs are provided to or for the benefit of a specific portion of the Building only, or are increased due to the nature of a tenant’s (including any subtenant’s) use, then the Landlord shall be entitled to allocate the cost of those items over such portion of the Building and adjust the tenant’s Operating Cost payment based on such allocation.

For clarity and notwithstanding the allocation of the payment of the Real Estate Taxes on a pro-rata basis, where the Landlord determines, acting reasonably, but in its sole discretion, that Real Estate Taxes for the Building are increased due to the nature of the business of a specific tenant (including any subtenant) or due to the work, alterations, modifications, installation of equipment (including fixtures) and or improvements made by such tenant (including any subtenant) to its premises, the Landlord shall be entitled to allocate the increased Real Estate Taxes to the specific tenant and adjust such tenant’s Real Estate Taxes payment based on such allocation.

and,

k.

Section 1.1.7 shall also be revised to provide that notwithstanding anything to the contrary in the Lease, the Tenant will assume one hundred percent (100%) of the Operating Costs and Real Estate Taxes for the Building (save and except for any premises leased by the Landlord to tenants other than the Tenant), starting retroactively as of the Commencement Date and ending on December 31st, 2019 (hereinafter the “Opex and Taxes Period”). In consideration of the foregoing and subject to the obligations set forth in the Lease, the Tenant shall have the right to occupy the Building for the Opex and Taxes Period.

Upon the signature of this Agreement, the Landlord shall invoice the tenant for the payment of one hundred percent (100%) of the Operating Cost and Real Estate Taxes for the Building for the Opex and Taxes Period. For more clarity, following the expiration of the Opex and Taxes Period, the Tenant will continue to pay the Operating Costs and Real Estate Taxes for the Leased Premises as set out in the Lease and this Agreement (and not for the balance of the Building).

l.	new Section 22.22 shall be added to the Lease as follows:

If any question or difference shall arise as to interpretation of the Lease, such question or difference shall be settled by a single arbitrator to be agreed upon between the parties hereto and if failing such agreement, by the majority of three arbitrators, one chosen by each of the parties hereto and the third chosen by the two named arbitrators. If the two arbitrators appointed by the parties hereto fail within fourteen (14) days to name a third arbitrator, either party may apply to a Judge of the Superior Court of Ontario to appoint such third arbitrator. The arbitrator’s fees shall be paid equally between the Sublandlord and the Subtenant.

3. The parties confirm that in all other respect, the terms, covenants and conditions of the Lease remain unchanged and in full force and effect, except as modified by this Agreement. All defined terms and expressions found in the Lease when used in this Agreement, unless a contrary intention is expressed herein, have the same meaning as they have in the Lease.

4. This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein

5. This Agreement shall enure to the benefit of and be binding upon the parties hereto, the successors and assigns of the Landlord and the permitted successors and permitted assigns of the Tenant. Each of the parties agree that it shall at all times hereafter perform all reasonable acts and execute and deliver, at the request of the other, all such further documents, deeds and instruments as are reasonably requested to give full effect to the intent and meaning of this Agreement.

6. This Agreement may be executed in separate counterparts, the said counterparts taken together shall be deemed to constitute one and the same agreement, and the signature of any party to any counterpart shall be deemed a signature to and may be appended to any other counterpart. This Agreement may be executed and delivered by electronic transmission or by .pdf, which shall be binding on the parties. Any party delivering this Agreement by electronic transmission or by .pdf shall provide to the other party or parties an originally executed copy of this Agreement or counterpart hereof as soon as reasonably possible.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement.

BELLEVILLE COMPLEX INC.

By:	/s/ Vincent Chiara
Name: Vincent Chiara
Title: President

I have authority to bind the corporation

HEXO OPERATIONS INC.

By:	/s/ Sebastien St-Louis
Name: Sebastien St-Louis
Title: Chief Executive Officer

I have authority to bind the corporation

Schedule A–Additional Premises 1

(REDACTED for security reasons)

Schedule B–Additional Premises 2

(REDACTED for security reasons)